 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* The Bear Stearns Companies Inc. (Last) (First) (Middle) 383 Madison Avenue (Street) New York, NY 10179 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Williams Coal Seam Gas Royalty Trust WTU 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3286161	4. Statement for (Month/Year) December 9, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director              X          10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

      Individual Filing
X   Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Units of beneficial interest	12/09/2002	J (1) |	100,000 | D | $3.0976	2,608,791	I	By Quatro Finale IV LLC (2) (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

The Bear Stearns Companies Inc. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Kenneth L. Edlow, Secretary ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

The Bear Stearns Companies Inc. - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for Williams Coal Seam Gas Royalty Trust WTU

Form 4 - December 2002

The Bear Stearns Companies Inc.
383 Madison Avenue

New York, NY 10179
Explanation of responses:

(1)   Re-acquired by The Williams Companies Inc. pursuant to the exercise of an outstanding call option.
(2)   The Designated Filer is a member of Quatro Finale IV LLC, which owns the reported securities
(3)   Joint filing of The Bear Stearns Companies Inc. (Designated Filer) and Quatro Finale IV LLC, each located at 383 Madison Avenue, New York, NY 10179

Page 3

The Bear Stearns Companies Inc. - December 2002
Form 4 (continued)
Williams Coal Seam Gas Royalty Trust WTU

Form 4 - December 2002

The Bear Stearns Companies Inc.

383 Madison Avenue

New York, NY 10179

Joint/Group Filing Members:

Name:         Quatro Finale IV LLC

Address :     383 Madison Avenue

                    New York, NY 10179

                   USA

Signature:    Mark E. Lehman, EVP, Bear Stearns N.Y. Inc., Mng Mbr.
                                    Quatro Finale IV LLC

Page 4